Exhibit 10.9

October 28, 2020

John Stark

Dear John:

On behalf of Quantum-Si, I am pleased to offer you a position as Chief Executive Officer beginning as soon as practical. You will report to the Quantum-Si Board of Directors. Your annualized compensation in this position will consist of an annual base salary of $350,000 paid in twice monthly pay periods, less required deductions.

Beginning with the 2021 calendar year, you will be considered for an annual discretionary bonus targeted at 60% of your annual base salary. At the end of each calendar year, the Board of Directors, after meaningful consultation with you, will establish performance goals and targets for the following year and review the bonus target for the current calendar year. Such bonus shall be paid each February of the following calendar year, and it will be a condition of your eligibility to receive any bonus that you remain employed with Quantum-Si through the scheduled date of payment of such bonuses. With respect to your bonus for the 2021 calendar year, such bonus will be deferred and payable upon Quantum-Si achieving commercial revenue in excess of $20 million. Upon the closing of a sale or merger (excluding a SPAC transaction) prior December 31, 2021 you will also receive an additional $250,000 bonus payable upon the closing of such transaction.

In addition to the outlined cash and equity compensation, you will receive 3,000,000 stock options (“Time-Based Options”) in Quantum-Si that (i) will be subject to the approval of Quantum-Si’s Board of Directors, (ii) will be subject to the terms of the grant documents therefore, (iii) subject to continued service and the specific terms of your grant, will vest over a four year period with the following schedule: 25% on the last day of the calendar quarter of the one year anniversary of your start date, and 2.083% at the end of each month thereafter. In the event of a sale or merger (excluding a SPAC transaction) prior to December 31, 2021, the vesting will be accelerated to 1,000,000 vested options at the time of the closing of such sale or merger. This grant supercedes the option grant referenced in your Quantum-Si Consulting Agreement dated September 11, 2020.

In addition, you will receive 1,000,000 stock options (“3X Financing Options”) in Quantum-Si that (i) will be subject to the approval of Quantum-Si’s Board of Directors, (ii) will be subject to the terms of the grant documents therefore, (iii) subject to continued service and the specific terms of your grant, will vest in full at such time that 1) a financing event occurs within three (3) years of your start date where the amount raised exceeds $50 million and the Company’s stock price is valued in excess of three (3) times the stock price of the last external financing round ($16.08) or 2) Quantum-Si is a publicly listed entity and within three (3) years of your start date the stock trades at $16.08 (as adjusted) for 20 out of 30 consecutive trading days.

You will be based out of Quantum-Si’s facility in Guilford, CT. You will receive a one-time taxable payment of $50,000 to cover the costs of your relocation. Quantum-Si will need supporting documentation that shows you have moved prior to payment being paid. Such payment will be recoverable in full by the company in the event you voluntarily terminate your employment prior to 12 months from your start date (whether such voluntary termination occurs on, before, or after your start date). Prior to your permanent relocation, you will receive a $2,500 per month (net) temporary housing stipend for housing and travel to Connecticut.

Quantum-Si recognizes the need for employees to take time away from the office to creatively recharge. We also believe in taking personal responsibility for managing our own time, workload and results. For these reasons our Flexible Paid Time Off (FPTO) policy affords eligible employees the flexibility to be given an indeterminate amount of paid time off from work for vacation, personal or family obligations and other personal requirements, subject to the requirements of the policy, including advance notice and prior approval in Quantum-Si’s discretion. In no event will any employee be compensated for unused vacation time. You will also be eligible to participate in medical and other benefit plans in accordance with the rules and eligibility of those plans currently in effect. Health insurance shall commence on your start date. Further, while we expect you to remain with Quantum-Si for a long time, this letter is not an employment contract and you will be an at-will employee. This letter is subject to successful completion of a background check. By signing this letter, you authorize Quantum-Si to conduct such background check Quantum-Si considers the protection of its confidential information, proprietary materials and goodwill to be extremely important. As a condition of this offer of employment, you are required to sign Quantum-Si’s Non-competition/Non-solicit, Confidentiality and Intellectual Property Agreement.

We appreciate your exceptional talent and are very excited about you joining our growing and dynamic team at Quantum-Si. We firmly believe that Quantum-Si offers a unique combination of emotional, intellectual, and interpersonal stimulation that will be truly enjoyable. As a member of our growing team you will be in the rare position of helping to shape the culture and direction of our organization. We have tremendous opportunities ahead of us, and I am confident you have the expertise required to help us achieve our objectives. If you have any questions regarding this offer, the position, or the company’s benefits programs, please do not hesitate to reach out.

Please note that this offer will expire on October 31, 2020 unless accepted by you in writing prior to such date.

Sincerely,

Quantum-Si, Incorporated

By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg
Title: Chairman of the Board & Founder

ACCEPTED AND AGREED:

Signature:	/s/ John Stark
Name: John Stark